SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

**CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported):   November 8, 2002

COMPASS BANCSHARES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	0-6032	63-0593897
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

15 South 20th Street, Birmingham, Alabama	35233
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (205) 297-3000

N/A

(Former name or former address, if changed since last report)

TABLE OF CONTENTS

FORM 8-K
    Item 9. Regulation FD Disclosure
    Exhibit Index
SIGNATURE
EX-99.1 Certificate for CEO
EX-99.2 Certification for CFO
EX-99.3 Statement of CEO
EX-99.4 Statement of CFO

Item 9. Regulation FD Disclosure

On November 8, 2002, Compass Bancshares, Inc. filed with the Securities and Exchange Commission its Quarterly Report on Form 10-Q for the period ended September 30, 2002 (the "Quarterly Report"). The Quarterly Report was accompanied by a certification from each D. Paul Jones, Jr., Chief Executive Officer, and Garrett R. Hegel, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

A copy of each of the certifications is attached hereto as an Exhibit (99.1 and 99.2). These exhibits are not filed but furnished pursuant to Regulation FD.

In addition, on November 8, 2002, each of the Chief Executive Officer, D. Paul Jones, Jr., and Chief Financial Officer, Garrett R. Hegel, of Compass Bancshares, Inc. submitted, as part of the Quarterly Report, the certification required by Rule 13a-14 of the Securities Exchange Act of 1934, promulgated by the Securities and Exchange Commission pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

A copy of each of these statements is attached hereto as an Exhibit (99.3 and 99.4). These exhibits are not filed but furnished pursuant to Regulation FD.

Exhibit Index

Exhibit No.	Description of Document
99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by D. Paul Jones, Jr., Chief Executive Officer
99.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by Garrett R. Hegel, Chief Financial Officer
99.3	Certification of Chief Executive Officer dated November 8, 2002
99.4	Certification of Chief Financial Officer dated November 8, 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

Dated November 8, 2002

COMPASS BANCSHARES, INC.

By: /s/ Jerry W. Powell
_____

Jerry W. Powell
General Counsel and Secretary